SIMPSON THACHER & BARTLETT LLP

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FACSIMILE (212) 455-2502
September 21, 2007

DIRECT DIAL NUMBER	E-MAIL ADDRESS
VIA EDGAR AND FAX
Re:  Correspondence from SEC Staff dated
August 21, 2007 regarding
Sirius Satellite Radio Inc.
Definitive Schedule 14A
Filed April 23, 2007
File No. 0-24710
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Krebs, Esq.
Dear Ms. Krebs:
On behalf of Sirius Satellite Radio Inc. (the “Company”), I am writing to confirm that the Securities and Exchange Commission (the “SEC”) will take no exception to the request by the Company in our telephone conversation yesterday for an extension from September 21, 2007 to October 19, 2007 for the Company to respond to the comments contained in the letter from the SEC staff to the Company dated August 21, 2007.

Please do not hesitate to contact me at (212) 455-2661 should you have any questions regarding this matter.
Very truly yours,

/s/  Francis C. Marinelli

Francis C. Marinelli
cc    Sirius Satellite Radio Inc.
                    Patrick L. Donnelly, Esq.